Exhibit 21.1

Subsidiaries of ImageneBio, Inc.

Name	Jurisdiction of Incorporation or Organization
Arrys Therapeutics, Inc.	Delaware
Amplify Medicines, Inc.	Delaware
Ikena Oncology Securities Corporation	Massachusetts
Inmagene Biopharmaceuticals	Cayman Islands
Portsmouth Merger Sub II, LLC	Delaware
Inmagene, Inc.	British Virgin Islands
Inmagene, LLC	Delaware